                                                                 EXHIBIT 99.3


                                 SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           CHICAGO AND NORTH WESTERN
                             TRANSPORTATION COMPANY
                                       AT
                              $35.00 NET PER SHARE
                                       BY
                                 UP RAIL, INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           UNION PACIFIC CORPORATION

    THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED UNTIL 12:00 MIDNIGHT,
                 NEW YORK CITY TIME, ON MONDAY, APRIL 24, 1995,
                     UNLESS THE OFFER IS FURTHER EXTENDED.

                            ------------------------

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF
 SHARES WHICH, WHEN ADDED TO THE SHARES OF NON-VOTING COMMON STOCK OF CHICAGO
     AND NORTH WESTERN TRANSPORTATION COMPANY (THE 'COMPANY') BENEFICIALLY OWNED BY UNION PACIFIC CORPORATION ('PARENT') AND UP RAIL, INC. (THE
    'PURCHASER') (ASSUMING CONVERSION THEREOF INTO SHARES), CONSTITUTES AT
      LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS
       (ASSUMING CONVERSION OF THE NON-VOTING COMMON STOCK INTO SHARES)
       AND (2) THE INTERSTATE COMMERCE COMMISSION'S APPROVAL OF PARENT'S
          AND THE COMPANY'S APPLICATION FOR AN ORDER AUTHORIZING THE
          COMMON CONTROL OF THE RAIL SUBSIDIARIES OF THE COMPANY AND
             PARENT HAVING BECOME FINAL AND EFFECTIVE PRIOR TO THE
           EXPIRATION OF THE OFFER. ON APRIL 6, 1995, THE INTERSTATE
          COMMERCE COMMISSION (THE 'ICC') SERVED AN ORDER, EFFECTIVE
          ON THE SAME DAY, SETTING THE FINAL TERMS OF THE PREVIOUSLY
              IMPOSED CONDITION IN FAVOR OF THE SOO LINE RAILROAD
             COMPANY ('SOO') TO PARENT'S EXERCISE OF CONTROL OVER
              THE COMPANY'S RAILROAD SUBSIDIARIES. THE COMPANY IS
             CONTRACTUALLY OBLIGATED, SUBJECT TO THE CONSUMMATION
                OF THE OFFER, TO EXECUTE CERTAIN AMENDMENTS TO
                AGREEMENTS, PREVIOUSLY ENTERED INTO BETWEEN THE
                   PREDECESSORS OF CHICAGO AND NORTH WESTERN
                 RAILWAY COMPANY ('CNW RAILWAY') AND SOO. UPON
                  SUCH EXECUTION, THE ICC ORDER WILL BE FINAL
                    AND EFFECTIVE, AND PARENT WILL HAVE ICC
                    AUTHORITY TO EXERCISE CONTROL OVER THE
                      COMPANY, INCLUDING THE PURCHASE OF
                      SHARES IN THE OFFER AND THE MERGER.

    ----------------------------------------------------------------------

   THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (WITH ONE DIRECTOR AFFILIATED WITH PARENT ABSENT AND NOT VOTING) APPROVED THE OFFER AND THE
    MERGER, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN

         THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN PARENT AND THE PURCHASER) AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT
                                 TO THE OFFER.

                           ------------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the revised Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the revised Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the revised Letter of Transmittal, mail or deliver the revised Letter of Transmittal or such facsimile and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the revised Letter of Transmittal or facsimile or deliver such Shares pursuant to the procedure for book-entry transfer set forth in 'THE OFFER--Procedures for Tendering Shares' in the Offer to Purchase prior to the expiration of the Offer or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Tendering stockholders may continue to use the BLUE Letter of Transmittal delivered with the Offer to Purchase. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in 'THE OFFER--Procedures for Tendering Shares' in the Offer to Purchase.

     Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal or other tender offer materials, may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement.
                            ------------------------

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:

                                CS First Boston

April 14, 1995

                               TABLE OF CONTENTS

                                                         Page
                                                         ----
INTRODUCTION..........................................     1

SPECIAL FACTORS.......................................     2

  Background of the Transaction.......................     2

  Opinion of The Blackstone Group L.P. ...............     2

  Summary of Presentation Materials to the Board......     3

  Opinion of CS First Boston Corporation..............     3

  Interests of Certain Persons in the Transaction.....     3

  Certain Litigation..................................     5

FINANCING OF THE TRANSACTION..........................     5

DISSENTERS' RIGHTS....................................     6

THE OFFER.............................................     6

 1. Terms of the Offer................................     6

 2. Acceptance for Payment and Payment................     6

 5. Price Range of Shares; Dividends..................     7

11. Certain Legal Matters; Regulatory Approvals.......     7

To the Holders of Common Stock of Chicago and North Western Transportation
Company:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated March 23, 1995 (the 'Offer to Purchase'), of UP Rail, Inc. (the 'Purchaser'), a Utah corporation and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ('Parent'), pursuant to which the Purchaser is offering to purchase all outstanding shares of common stock, par value $.01 per share (the 'Common Stock' or the 'Shares'), of Chicago and North Western Transportation Company, a Delaware corporation (the 'Company'), at a price of $35.00 per Share, net to the seller in cash (the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the revised Letter of Transmittal (which, as amended from time to time, together constitute the 'Offer').

     This Supplement should be read in conjunction with the Offer to Purchase. This Supplement, among other things, sets forth certain additional information. Except as set forth in this Supplement or the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal remain applicable in all respects to the Offer. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

     The purpose of the Offer is for Parent, through the Purchaser, to acquire the entire equity interest in the Company. The Purchaser currently beneficially owns all 12,835,304 of the issued and outstanding shares of Non-Voting Common Stock of the Company, par value $.01 per share (the 'Non-Voting Common Stock') which, assuming conversion thereof into Shares, represents 27.48% of the outstanding Shares calculated on a fully diluted basis (assuming conversion of the shares of Non-Voting Common Stock into Shares and exercise of outstanding stock options). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 16, 1995 (the 'Merger Agreement'), by and among the Company, Parent and the Purchaser, a copy of which is attached to the Offer to Purchase as Annex I. The Merger Agreement provides that, following the completion of the Offer and the satisfaction or the waiver of certain conditions, the Purchaser will be merged with and into the Company (the 'Merger'), with the Company as the surviving corporation (the 'Surviving Corporation'). In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent), will be converted into the right to receive the Offer Price or any higher price per Share paid in the Offer, without interest thereon. As a result of the Merger, the Surviving Corporation will become an indirect wholly owned subsidiary of Parent. See 'SPECIAL FACTORS--Purpose and Structure of the Transaction' and 'THE MERGER AGREEMENT' in the Offer to Purchase. The time at which the Merger is consummated in accordance with the Merger Agreement is hereinafter referred to as the 'Effective Time.' The Offer and the Merger are sometimes collectively referred to herein as the 'Transaction.'

     On April 13, 1995, the Purchaser and the Company entered into an amendment to the Option Agreement to provide that the Purchaser may only exercise its option to acquire additional Shares from the Company (thereby permitting a short-form merger) if the Purchaser acquires more than 87.5% (previously 85%) but less than 90% of the Shares in the Offer.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, WHEN ADDED TO THE SHARES OF NON-VOTING COMMON STOCK BENEFICIALLY OWNED BY PARENT AND THE PURCHASER (ASSUMING CONVERSION THEREOF INTO SHARES), CONSTITUTES AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS (ASSUMING CONVERSION OF THE NON-VOTING COMMON STOCK INTO SHARES) (THE 'MINIMUM CONDITION') AND (2) THE ICC'S APPROVAL OF PARENT'S AND THE COMPANY'S APPLICATION FOR AN ORDER AUTHORIZING THE COMMON CONTROL OF THE RAIL SUBSIDIARIES OF THE COMPANY AND PARENT HAVING BECOME FINAL AND EFFECTIVE PRIOR TO THE EXPIRATION OF THE OFFER (THE 'ICC FINAL APPROVAL CONDITION'). ON APRIL 6, 1995, THE ICC SERVED AN ORDER, EFFECTIVE ON THE SAME DAY, SETTING THE FINAL TERMS OF THE PREVIOUSLY IMPOSED CONDITION IN FAVOR OF SOO TO PARENT'S EXERCISE OF CONTROL OVER THE COMPANY'S RAILROAD SUBSIDIARIES. THE COMPANY IS CONTRACTUALLY OBLIGATED, SUBJECT TO THE CONSUMMATION OF THE OFFER, TO EXECUTE CERTAIN AMENDMENTS TO AGREEMENTS, PREVIOUSLY ENTERED INTO BETWEEN THE PREDECESSORS OF CNW

RAILWAY AND SOO. UPON SUCH EXECUTION, THE ICC ORDER WILL BE FINAL AND EFFECTIVE, AND PARENT WILL HAVE ICC AUTHORITY TO EXERCISE CONTROL OVER THE COMPANY, INCLUDING THE PURCHASE OF SHARES IN THE OFFER AND THE MERGER.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE 'BOARD' OR 'BOARD OF DIRECTORS') HAS UNANIMOUSLY (WITH MR. RICHARD K. DAVIDSON, PRESIDENT OF PARENT, ABSENT AND NOT VOTING) APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF HOLDERS OF SHARES (OTHER THAN PARENT AND THE PURCHASER) AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. See 'SPECIAL FACTORS--Recommendation of the Board of Directors of the Company; Fairness of the Transaction' in the Offer to Purchase.

     THE BLACKSTONE GROUP L.P. ('BLACKSTONE') HAS DELIVERED TO THE BOARD ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF THE DATE OF THE MERGER AGREEMENT, THE CASH CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES PURSUANT TO THE OFFER AND THE MERGER IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW. See 'SPECIAL FACTORS--Opinion of The Blackstone Group L.P.' in the Offer to Purchase and this Supplement.

     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     The procedure for tendering Shares is set forth in 'THE OFFER--Procedures for Tendering Shares' in the Offer to Purchase. Tendering stockholders may continue to use the BLUE Letter of Transmittal and GRAY Notice of Guaranteed Delivery delivered with the Offer to Purchase or may use the GREEN revised Letter of Transmittal and PINK revised Notice of Guaranteed Delivery which are being provided with this Supplement.

     Stockholders who have validly tendered Shares and not withdrawn such tenders and who wish to have such Shares purchased pursuant to the Offer need not take any further action except for complying with the procedure for guaranteed delivery if such procedure is being used.

     1. The discussion set forth in 'SPECIAL FACTORS--Background of the Transaction' in the Offer to Purchase is hereby amended and supplemented as follows:

     During late 1994 and January 1995, representatives of Blackstone discussed with the Company's management the advantages in terms of potentially increased negotiating leverage and disadvantages of adopting a stockholders' rights plan; they also discussed this topic with members of the Company's Board (with Mr. Davidson absent) following the Board's December 15, 1994 meeting.

     At the February 28 Board meeting, again with Mr. Davidson absent, the benefits and detriments of adoption of a stockholders' rights plan were reviewed, counsel made a presentation of legal considerations, and the Board concluded to defer adoption of a plan. The Board's conclusion was based on their view that (i) a rights plan would dissuade Parent from making a friendly offer, and that, given Parent's existing 29% stock ownership in the Company and the absence of any realistic potential competitive bidders, a friendly offer was likely to result in a higher ultimate price than a hostile offer; and (ii) a rights plan could be adopted quickly if the need arose. A rights plan was not thereafter adopted because Parent proceeded to negotiate directly with the Company's Board and did not make a hostile offer for the Company.

     2. The discussion set forth in 'SPECIAL FACTORS--Opinion of The Blackstone Group L.P.' in the Offer to Purchase is hereby amended and supplemented by adding to the end thereof:

     Pursuant to the terms of the March 3, 1995 letter agreement, the Company agreed to pay Blackstone a fee equal to $6,000,000, less one-half of the $500,000 fee paid Blackstone pursuant to the December 14, 1994 letter agreement, plus reasonable expenses. Blackstone's fee was contingent upon the signing of a definitive agreement for a sale of, investment in, recapitalization by, strategic alliance with or joint venture involving, the Company (the 'CNW Transaction') and was payable as follows: (i) $4,750,000 upon the signing of such an agreement; and (ii) the remaining $1,000,000 upon the earlier of the consummation of the CNW Transaction and December 31, 1995. Two directors, Messrs. Poling and Skinner, voted against the approval of Blackstone's fee arrangement, on the basis of their view that the fee should be consistent with the amount of time involved to complete the transaction. At no time did either Mr. Poling or Mr. Skinner express any reservation about Blackstone's independence, ability or work.

     Transtar, Inc. ('Transtar') is a holding company which, among other businesses, is involved in the rail transportation business which operates in certain of the same and neighboring geographic regions as the Company. Blackstone and its affiliates hold a 51% interest in Transtar. The remaining 49% is held by USX Corporation ('USX') and Transtar management. The Company's business with Transtar accounts for less than 1% of the Company's revenues.

During 1993 and 1994, the Company informally engaged in discussions with Blackstone and USX regarding a possible acquisition of Transtar. These discussions ended in March 1994, at which point Mr. Schmiege had indicated to a representative of USX a possible interest in pursuing a transaction in the future. Company director Mr. Mossman, a Blackstone General Partner, and Blackstone General Partners Messrs. Peterson and Schwarzman serve as Transtar directors. Transtar was in no way involved in any aspect of the Merger Agreement.

     3. The discussion set forth in 'SPECIAL FACTORS--Summary of Presentation Materials to the Board--Potential Value to Parent--Pro Forma Merger Analysis' in the Offer to Purchase is hereby supplemented by revising the next to last sentence of such section to read as follows:

     In the Control Application, Parent and the Company projected that a merger between the two companies would result in normalized annual synergies totaling approximately $184 million in 1991 dollars. The Company's management determined that in assessing the value of the Company to Parent, this $184 million should be discounted, ascribing a relatively high level of probability to its approximately $79 million cost reduction component and a substantially lower level of probability to its approximately $105 million revenue enhancement component.

     4. The discussion set forth in 'SPECIAL FACTORS--Opinion of CS First Boston Corporation' in the Offer to Purchase is hereby amended and supplemented as follows:

     The Comparable Company Analysis and the Discounted Cash Flow Analysis performed by CS First Boston did not consider the value of the Synergies which would be created by a merger between Parent and the Company in assessing the Company's value. In order to determine the value of the Company to Parent as an acquisition, it is therefore necessary to add the values derived by CS First Boston's Synergies Analysis to the values derived by its Comparable Company Analysis and Discounted Cash Flow Analysis. The values derived by performing this addition do not necessarily reflect the price Parent would be willing to pay to acquire the Company.

     The ranges of values calculated by means of CS First Boston's Synergies Analysis were based on the Synergies projected by Parent as described in the Offer to Purchase under the section 'SPECIAL FACTORS--Plans for the Company after the Offer and Merger.' Parent advised CS First Boston that it believed that such Synergies were a reliable estimate of the actual Synergies that would be created as a result of the Merger.

     CS First Boston's analyses indicated, based on Parent's view of the estimates of realistically attainable Synergies, that the full value of the Synergies would be approximately $21.00-$25.00, on a per Share basis. The percentages of retained Synergies set forth in CS First Boston's Synergies Analysis represent an assumed range of Synergies to be added to the Comparable Company Analysis and Discounted Cash Flow Analysis, and not the absolute level of Synergies that would be realized as a result of the Merger.

     5. The discussion set forth in 'SPECIAL FACTORS--Interests of Certain Persons in the Transaction' in the Offer to Purchase is hereby amended and supplemented as follows:

     Negotiations concerning the Separate Payments began after the CNW Board negotiated and approved the $35 per Share price. The Company expressed the view to Parent that amounts to be paid under the Change of Control Employment Agreements would not be adequate severance compensation, especially in light of the covenants not to compete which would prevent recipients from pursuing employment in the railroad industry for a period of one year following the cessation of their employment with the Company.

     The Offer to Purchase under the caption 'SPECIAL FACTORS--Interests of Certain Persons in the Transaction' sets forth the estimated amounts payable to executive officers under the Change of Control Employment Agreements upon qualifying terminations of employment, after reduction, pursuant to the terms of such agreements, for (i) the amount of the prorated guaranteed bonus (assuming an April 24, 1995 termination) and (ii) portions of the payments made under the Merger Agreement with respect to the value of the executive's unvested options, all as determined by the Company under the proposed regulations issued by the Internal Revenue Service under Code Section 280G, at the amounts indicated in the left column below. Those amounts are currently estimated as shown in the right column below.

                                                       INITIAL        CURRENT
                                                      ESTIMATES      ESTIMATES
                                                     -----------    -----------
Mr. Bitter........................................   $   437,112    $   355,743
Mr. Lundberg......................................       456,302        391,243
Mr. Martin........................................     1,181,172      1,106,460
Mr. Peters........................................     1,212,549      1,127,466
Mr. Waller........................................       431,648        366,589
All officers with Change of Control Employment
 Agreements.......................................    11,865,054     10,906,363

     As previously disclosed in the Offer to Purchase under the caption 'SPECIAL FACTORS--Interests of Certain Persons in the Transaction,' the Company and UPRR have offered three-year employment agreements to certain executives which, if accepted by the executives, will replace the Change of Control Employment Agreements which the executives now have with the Company. Each proposed employment agreement provides that, during the employment period, an executive's salary will not be less than the executive's current salary and the executive's annual bonus will not be less than the executive's bonus with respect to 1994. After January 1, 1996, the executive will receive the benefits provided to comparable employees performing similar services and will be given service credit under the benefit plans for all years of service for which the executive received credit under the comparable plans of CNW Railway (subject to reduction for similar benefits therefrom). If the executive's employment is terminated during the employment period by the employer without cause (or by the executive after a reduction in the executive's salary or bonus), the executive will be paid a lump sum amount equal to the present value of the aggregate salary and bonus otherwise payable under the proposed employment agreement. Under the proposed employment agreement the executive will make certain commitments as to confidentiality, noncompetition and the amendment of certain other agreements to which the executive may be a party. It is anticipated that one executive, at his request, will be offered a revised employment agreement which will permit him to defer the receipt of any bonus from UPRR for 1995 or subsequent years.

     Of the twenty-seven executives with Change of Control Employment Agreements, it is currently estimated that approximately nine of such executives will enter into such employment agreements, including Mr. Peters. In addition, in order to implement the terms of the severance arrangements provided for in the Merger Agreement and described in the Offer to Purchase, the Company, UPRR and CNW Railway have offered severance agreements to such twenty-seven executives. It is anticipated that those of such executives who do not enter into the employment agreements will enter into the severance agreements. Under most of the proposed severance agreements, the executive's employment would terminate shortly after the consummation of the Offer, but a few individuals may agree to continue employment for various transition periods, which will not exceed nine months.

     On April 12, 1995, the Company, Parent and the Purchaser entered into a document clarifying their understanding of how certain provisions of the Merger Agreement should be applied with respect to employees of the Company whose employment is terminated prior to the Effective Time. Such clarification document provides that if the employment of a Company employee is terminated (voluntarily or otherwise) prior to the Effective Time, each Option which is held by such employee immediately prior to the later of the date of the consummation of the Offer or the date of such termination of employment will be cancelled on the later of such dates (provided that any required consent to cancellation has been given by the employee). Promptly upon such cancellation, the Company will pay to such employee an amount equal to the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, multiplied by the number of Shares subject thereto. The clarification document also provides that the Company will pay to a 'Terminated Employee' (as defined below), as soon as reasonably practical after the date of his or her termination of employment, a prorated bonus calculated in accordance with the Merger Agreement, provided that such prorated bonus shall be based on the Company's performance through the end of the calendar quarter coinciding with or immediately preceding such termination and prorated to the date of such termination. For such purposes, a 'Terminated Employee' shall mean a Company employee, (i) whose employment is terminated (whether voluntarily or otherwise) prior to the Effective Time, (ii) who does not (either before or after such termination) enter into a severance agreement with respect to such employment similar to the employment agreements described in the second preceding paragraph, and (iii) who was, immediately prior to the execution of the Merger Agreement, a participant in the Company's Bonus Plan. A copy of the clarification document has been filed as an exhibit to the Schedule 14D-1 and the Schedule 13E-3.


     6. The discussion set forth in 'SPECIAL FACTORS--Certain Litigation' in the Offer to Purchase is hereby amended and supplemented as follows:

     On March 28, 1995, an amended class action complaint, amending two of the previously filed five purported class action suits (the 'Amended Class Action'), was filed in the Court of Chancery in Delaware. The Amended Class Action reiterated the claims which had been made in the earlier suits which it amended, and also alleged, among other things, (i) that Blackstone, the investment bank retained by the defendants to render a fairness opinion in connection with the Offer, is not disinterested or independent and has a conflict of interest with regard to the Offer, (ii) that the defendants breached or aided and abetted breaches of their duties of good faith and loyalty by approving for themselves and members of the Company's senior management lucrative compensation packages and other financial benefits, (iii) that the defendants structured the transaction in such a way as to prevent the Company's public stockholders from voting on the Merger or exercising dissenters' rights, and (iv) that the defendants breached their duties of candor and full disclosure by failing adequately to disclose, among other things, the information described in this paragraph, the reasons why the Company's Board failed to implement a stockholders' rights plan and the reasons for alleged discrepancies and variations between valuation ranges for the Shares as prepared by the financial advisors of Parent and the Company, respectively.

     On March 30, 1995, the Delaware Court of Chancery, in the Amended Class Action, granted expedited discovery and scheduled a hearing on April 13, 1995, for (i) plaintiffs' motion for a preliminary injunction and (ii) defendants' motion to dismiss the case for lack of subject matter jurisdiction on grounds that the ICC is the exclusive forum to consider plaintiffs' purported claims.

     On April 13, 1995, counsel for the Company, Parent and the plaintiffs in the pending class action lawsuits entered into a memorandum of understanding (the 'Memorandum of Understanding') proposing to settle all of the pending class action lawsuits relating to the Offer. Pursuant to the Memorandum of Understanding, Parent and the Company agreed, among other things, (i) to disseminate certain supplemental disclosures to the Company's stockholders (which disclosures, among others, are included in this Supplement), (ii) to modify the Option Agreement to provide that the Purchaser may only exercise its option to acquire additional Shares from the Company (thereby permitting a short-form merger) if the Purchaser acquires more than 87.5% (previously 85%) but less than 90% of the Shares in the Offer, and (iii) to extend the Expiration Date until ten (10) calendar days after the date of this Supplement. The Memorandum of Understanding also provides that Parent and/or the Company will pay plaintiffs' counsel fees in an amount not to exceed $525,000, inclusive of expenses, subject to approval of the Delaware Court of Chancery.

     The parties to the Memorandum of Understanding also agreed to work in good faith to prepare and submit to the Delaware Court of Chancery for its approval at the earliest practicable time a Stipulation of Settlement of the pending class action lawsuits. If such Stipulation of Settlement is not executed or is not approved by the Court, or if the Offer is not consummated, the proposed settlement will be null and void and will not prejudice the rights of any party with respect to such litigation. A copy of the Memorandum of Understanding has been filed as an exhibit to the Schedule 14D-1 and Schedule 13E-3.


     7. The discussion set forth in 'FINANCING OF THE TRANSACTION' in the Offer to Purchase is hereby amended and supplemented as follows:

     As was contemplated by the Commitment, on April 11, 1995, Parent entered into a credit agreement (the '$1.1 Billion Credit Agreement') among Parent, Chemical Bank and Citicorp Securities, Inc., as Co-Arrangers, Chemical Securities, Inc., as Syndication Agent, and the other banks named therein, which provides Parent with a revolving credit facility in the amount of $1.1 billion which will mature on April 11, 2000. In addition, as was contemplated by the Commitment, on April 11, 1995, Parent entered into a separately documented credit agreement (the '$1.2 Billion Credit Agreement') among Parent, Chemical Bank and Citicorp Securities, Inc., as Co-Arrangers, Chemical Securities, Inc., as Syndication Agent, and the other banks named therein, which provides Parent with a revolving credit facility in the amount of $1.2 billion which will mature on April 10, 1996. The terms of the $1.1 Billion Credit Agreement and $1.2 Billion Credit Agreement were set forth in

'FINANCING OF THE TRANSACTION' in the Offer to Purchase. The Facility fee relating to the $1.2 Billion Credit Agreement is .060% per annum in contrast to the .190% per annum disclosed in the Offer to Purchase.

     The Purchaser estimates that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger and to pay all related costs and expenses (inclusive of estimated expenses of the Company other than the cost of refinancing certain indebtedness of the Company, if any) will be approximately $1.2 billion. See 'THE OFFER--Fees and Expenses' in the Offer to Purchase.

     The Purchaser plans to obtain the necessary funds through capital contributions or advances made by Parent. Parent plans to obtain the funds for such capital contributions or advances from its available cash and working capital and/or the proceeds of the Facility or Parent's commercial paper program.

     Parent's commercial paper program involves the private placement of unsecured, commercial paper notes with maturities of up to 270 days. The commercial paper generally has an effective interest rate approximating the then market rate of interest for commercial paper of similar rating, currently approximately 6.2%. Parent may refinance any commercial paper borrowings used to finance the purchase of Shares pursuant to the Offer through private placements of additional commercial paper, borrowings under the Facility contemplated by the Commitment or, depending on market or business conditions, through such other financing as Parent may deem appropriate.

     On April 6, 1995, the ICC served an order which, among other things, (i) exempts Parent from the requirement of filing applications under 49 U.S.C. 11301 with respect to the issuance of certain securities and/or assumption of certain obligations or liabilities, which are expected to be required for the repayment of obligations incurred in financing the Transaction and prepaying certain indebtedness of the Company, in a principal amount not to exceed $2.3 billion and (ii) set April 10, 1995, as the date upon which such decision would become effective.


     8. The discussion set forth in 'DISSENTERS' RIGHTS' of the Offer to Purchase is hereby amended and supplemented as follows:

     As previously disclosed in the Offer to Purchase under the caption 'DISSENTERS' RIGHTS,' Parent and the Company stated their intention to seek a determination of the ICC that the terms of the Merger are just and reasonable. On April 4, 1995, Parent, UPRR, MPRR and the Company submitted to the ICC a petition for a determination that the terms of the Merger are just and reasonable. To date, the ICC has not issued any determination in response to such petition.

     9. The discussion set forth in 'THE OFFER--Terms of the Offer' in the Offer to Purchase is hereby amended and supplemented as follows:

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with Section 4 in the Offer to Purchase. The term 'Expiration Date' means 12:00 Midnight, New York City time, on Monday, April 24, 1995, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term 'Expiration Date' shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the ICC Final Approval Condition. On April 6, 1995, the ICC served an order, effective on the same day, setting the final terms of the previously imposed condition in favor of Soo to Parent's exercise of control over the Company's railroad subsidiaries. The Company is contractually obligated, subject to the consummation of the Offer, to execute certain amendments to agreements, previously entered into between the predecessors of CNW Railway and Soo. Upon such execution, the ICC order will be final and effective, and Parent will have ICC authority to exercise control over the Company, including the purchase of Shares in the Offer and the Merger.

     10. The discussion set forth in 'THE OFFER--Acceptance for Payment and Payment' in the Offer to Purchase is hereby amended and supplemented as follows:

     Notwithstanding the fact that the Purchaser stated in the Offer to Purchase that it reserved the right to assert the occurrence of a condition following acceptance for payment of Shares but prior to payment for Shares in order to delay payment or cancel its obligation to pay for properly tendered Shares, the Purchaser understands that all conditions of the Offer, other than receipt of necessary governmental approvals, must be satisfied or waived prior to the acceptance of Shares for payment. In addition, if, following acceptance of payment for Shares, the Purchaser asserts such a governmental approval as a condition and does not promptly pay for Shares tendered, the Purchaser will promptly return such Shares.


     11. The discussion set forth in 'THE OFFER--Price Range of Shares; Dividends' in the Offer to Purchase is hereby amended and supplemented as follows:

     The following table sets forth, for the quarters indicated, the high and low closing sales prices per Share on the NYSE as reported by the Dow Jones News Service.

                                                                MARKET PRICE
                                                              ----------------
                                                               HIGH      LOW
                                                               ----      ---
FISCAL YEAR ENDED DECEMBER 31, 1993:
  First Quarter............................................   $23 1/8  $19 1/8
  Second Quarter...........................................    24 1/4   19 7/8
  Third Quarter............................................    23       19
  Fourth Quarter...........................................    25 1/8   19 1/2

FISCAL YEAR ENDED DECEMBER 31, 1994:
  First Quarter............................................    28 1/8   24 1/8
  Second Quarter...........................................    25       21 5/8
  Third Quarter............................................    24 1/4   19 3/8
  Fourth Quarter...........................................    20 7/8   18 1/4

FISCAL YEAR ENDED DECEMBER 31, 1995:
  First Quarter............................................    34 7/8   19
  Second Quarter (through April 13, 1995)..................    34 7/8   34 3/4

     Stockholders are urged to obtain a current market quotation for the Shares.

     12. The discussion set forth in 'THE OFFER--Certain Legal Matters; Regulatory Approvals' in the Offer to Purchase is hereby amended and supplemented as follows:

     ICC Matters. On April 6, 1995, the ICC served an order, effective on the same day, setting the final terms of the previously imposed condition in favor of Soo to Parent's exercise of control over the Company's railroad subsidiaries. The Company is contractually obligated, subject to the consummation of the Offer, to execute certain amendments to agreements, previously entered into between the predecessors of CNW Railway and Soo. Upon such execution, the ICC order will be final and effective, and Parent will have ICC authority to exercise control over the Company, including the purchase of Shares in the Offer and the Merger.

     On April 4, 1995, Parent, UPRR, MPRR and the Company submitted to the ICC a petition for a determination that the terms of the Merger are just and reasonable. To date, the ICC has not issued any determination in response to such petition.


                                          UP RAIL, INC.

April 14, 1995

     Manually signed facsimile copies of the Letter of Transmittal or revised Letter of Transmittal will be accepted. The Letter of Transmittal or revised Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                                 CITIBANK, N.A.

             By Mail:                      By Overnight Delivery:                      By Hand:
          Citibank, N.A.                       Citibank, N.A.                       Citibank, N.A.
         c/o Citicorp Data                    c/o Citicorp Data                 Corporate Trust Window
        Distribution, Inc.                   Distribution, Inc.               111 Wall Street, 5th Floor
           P.O. Box 1429                       404 Sette Drive                    New York, New York
     Paramus, New Jersey 07653            Paramus, New Jersey 07652

                                         By Facsimile Transmission:                    By Telex:
                                      (For Eligible Institutions Only)              (710) 990-4964
                                               (201) 262-3240                   Answer Back: CDDI PARA

                                            Confirm By Telephone:
                                               (800) 422-2066

                         -----------------------------

     Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.

   909 Third Avenue, 20th Floor         14755 Preston Road, Suite 725           39 South LaSalle Street
     New York, New York 10022                 Dallas, TX 75240                  Chicago, Illinois 60603
          (212) 754-8000                       (214) 788-0977                       (312) 444-1150
          (Call Collect)                       (Call Collect)                       (Call Collect)

                                       or

                 Banks & Brokers Call Toll Free 1-800-662-5200
                    All Others Call Toll Free 1-800-566-9058


                      The Dealer Manager for the Offer is:

                                CS FIRST BOSTON
                               Park Avenue Plaza
                              55 East 52nd Street
                            New York, New York 10055
                         (212) 909-2000 (Call Collect)